UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

James Rawlingson, Chief Financial Officer

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,892,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,892,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd. The Reporting Person disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise of such portion of these securities in which the Reporting Person has no pecuniary interest.

(2)

This percentage set forth on the cover sheets is calculated based on 23,909,025 shares of common stock, par value $0.0001 per share, outstanding as of the completion of Harpoon Therapeutic, Inc.’s (the “Issuer”) initial public offering, as disclosed in, and derived from, the Issuer’s final prospectus dated February 7, 2019, filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2019.

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,892,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,892,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)

This percentage set forth on the cover sheets is calculated based on 23,909,025 shares of common stock, par value $0.0001 per share, outstanding as of the completion of the Issuer’s initial public offering, as disclosed in, and derived from, the Issuer’s final prospectus dated February 7, 2019, filed with the Commission on February 8, 2019.

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Mark Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,892,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,892,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The Reporting Person is an investment director of Arix plc. Arix Ltd., the direct beneficial owner of these securities, is a wholly owned subsidiary of Arix plc.
(2)

This percentage set forth on the cover sheets is calculated based on 23,909,025 shares of common stock, par value $0.0001 per share, outstanding as of the completion of the Issuer’s initial public offering, as disclosed in, and derived from, the Issuer’s final prospectus dated February 7, 2019, filed with the Commission on February 8, 2019.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Harpoon Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4000 Shoreline Court, Suite 250, South San Francisco, CA 94080. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”);

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”);

3.	Mark Chin.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	The address of the principal business office of each Reporting Person is 20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom.

(c)	The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and lifescience business. Mr. Chin is an Investment Director for Arix Plc. Mr. Chin also serves as a director of the Issuer.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. Chin is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

On May 23, 2017, Arix Bioscience, Inc., a wholly owned subsidiary of Arix PLC, purchased 4,230,770 shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Shares”) from the Issuer for an aggregate purchase price of $5.5 million.

On July 17, 2018, Arix Bioscience, Inc. purchased 4,230,770 Series B Shares from the Issuer for an aggregate purchase price of $5.5 million.

On October 22, 2018, Arix Bioscience, Inc. transferred its holdings of the Series B Shares to Arix Ltd.

On November 8, 2018, Arix Ltd. purchased 3,652,968 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Shares”) from the Issuer for an aggregate purchase price of $8.0 million.

On January 28, 2019, the Issuer completed a 4.9175-for-one reverse stock split of its common stock and convertible preferred stock, including the Series B Shares and Series C Shares.

On February 7, 2019, the Issuer entered into an underwriting agreement with Citigroup Global Markets Inc. and SVB Leerink LLC, as representatives of the several underwriters (the foregoing, collectively, the “Underwriters”), related to an initial public offering (the “IPO”) of 5,400,000 shares of Common Stock of the Issuer at a price to the public of $14.00 per share, plus an option for the underwriters to purchase an additional 810,000 shares of Common Stock. The IPO closed on February 12, 2019.

In connection with the IPO, Arix Ltd. purchased 428,571 shares of Common Stock at the offering price of $14.00 per share, for an aggregate purchase price of approximately $6.0 million (the “IPO Shares”).

On February 12, 2019, upon the closing of the IPO, Arix Ltd. acquired 2,463,548 shares of Common Stock, resulting from the conversion of each Series B Share and Series B Share into one share of Common Stock (the “Conversion Shares,” and together with the IPO Shares, the “Shares”).

The securities of the Issuer reported herein were purchased by Arix Ltd. with the working capital of Arix Ltd. both in transactions with the Underwriters (as described herein) and as a result of the conversion of securities formerly acquired in private transactions directly with the Issuer and Arix Ltd. or an affiliate thereof. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

The disclosure in Item 3 is incorporated herein by reference.

Arix Ltd. acquired the Shares described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate, , including, without limitation, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described in this Item 4, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 3and 4 is incorporated herein by reference. All percentages of ownership of the Reporting Persons is calculated based on 23,909,025 shares of Common Stock outstanding as of the completion of the Issuer’s IPO, as disclosed in, and derived from, the Issuer’s final prospectus dated February 7, 2019, filed with the Securities and Exchange Commission on February 8, 2019.

(b)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Mr. Chin, by virtue of his relationship to Arix Plc (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), the securities which Arix Ltd. directly beneficially owns. Mr. Chin disclaims beneficial ownership of such securities for all other purposes.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Board Representation

Mr. Chin, an Investment Director for Arix Plc, is a member of the board of directors of the Issuer. Mr. Chin may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Lock-Up Agreement

In connection with the IPO, all of the Issuer’s executive officers, directors and holders of substantially all of its common stock and securities exercisable for or convertible into its common stock, including Arix Ltd., have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of the prospectus, they will not, without the prior written consent of the Underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for the Issuer’s common stock (the “Lock-Up Agreement”). The Underwriters, in their sole discretion, at any time without prior notice, may release all or any portion of the securities subject to these Lock-Up Agreements at any time.

The foregoing is a summary of the Lock-Up Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Lock-Up Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Amended and Restated Investors’ Rights Agreement

On November 9, 2018, the Issuer entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with the holders of the Series B Shares and Series C Shares. The Investors’ Rights Agreement provides, except with respect to the IPO, that the holders of common stock issuable upon conversion of, among other things, the Series B Shares and the Series C Shares (the “Registrable Securities”), including Arix Ltd., have the right to demand that the Issuer file a registration statement or request that their shares of common stock be covered by a registration statement that the Issuer is otherwise filing. In addition to registration rights, which are described in more detail below, the Investors’ Rights Agreement includes a market stand-off provision imposing restrictions on the ability of the parties thereto to offer, sell or transfer our equity securities for a period of 180 days following the date of the IPO. The Investors’ Rights Agreement terminated pursuant to its terms immediately prior to the completion of the IPO, other than those provisions relating to registration rights, which will terminate no later than three years after the completion of the IPO, the closing of a deemed liquidation event (as defined in the Issuer’s amended and restated certificate of incorporation) or, with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 under the Securities Act of 1933, as amended, or otherwise, during any 90-day period without registration.

Demand Registration Rights

The holders of Registrable Securities are entitled to certain demand registration rights. At any time beginning 180 days following the completion of the IPO, the holders of 35% of the Registrable Securities then outstanding may, on not more than two occasions, request that the Issuer register all or a portion of their Registrable Securities. Such request for registration must cover shares with an anticipated aggregate offering price of at least $5.0 million.

Piggyback Registration Rights

The holders of Registrable Securities are entitled to certain piggyback registration rights. Following the IPO, in the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of Registrable Securities will be entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of Registrable Securities are entitled to notice of the registration and have the right to include their Registrable Securities in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

S-3 Registration Rights

The holders of Registrable Securities are entitled to certain Form S-3 registration rights. The holders of 15% of the Registrable Securities then outstanding can make a request that the Issuer register their shares on Form S-3 if it is qualified to file a registration statement on Form S-3 under the Securities Act. Such request for registration must cover shares with an anticipated aggregate offering price of at least $1.0 million. The Issuer will not be required to effect more than two registrations on Form S-3 within any 12-month period or more than two registrations on Form S-3 or pursuant to the demand rights described above within any 12-month period.

Expenses of Registration

The Issuer will pay the expenses of the holders of the shares registered pursuant to the registration rights described above, including the reasonable fees and disbursements, not to exceed $30,000, of one counsel for the selling holders.

The foregoing is a summary of the Investors’ Rights Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Investors’ Rights Agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 22, 2019.

Exhibit 99.2	Amended and Restated Investors’ Rights Agreement, dated as of November 9, 2018, by and among Harpoon Therapeutics, Inc. and each of the stockholders listed therein (incorporated herein by reference to Exhibit 4.2 to Harpoon Therapeutics, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 27, 2018).

Exhibit 99.3	Form of Lock-Up Agreement (included as Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Harpoon Therapeutics, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 27, 2018, as amended on January 29, 2018, and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2019

ARIX BIOSCIENCE PLC

By:	/s/ James Rawlingson

Name:	James Rawlingson
Title:	Chief Financial Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ James Rawlingson

Name:	James Rawlingson
Title:	Director

/s/ Mark Chin
Mark Chin

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Joseph Anderson	Chief Executive Officer	United Kingdom	Chief Executive Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address

Joseph Anderson	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Meghan Mair Fitzgerald	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Franz Bernhard Humer	Director	Switzerland	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Giles Kerr	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom